Exhibit 99.1

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

August 1, 2011

Mr. Kevin Jones, CEO/Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re:  Independent Technical Report

Dear Mr. Jones:

At your request, I have prepared the following Technical Report (“Report”) for inclusion by North Texas Energy, Inc. (“Company”) in a prospectus projected to be issued in the second half of 2011.

I have prepared this Report using the new US Security and Exchange Commission rules effective for registration statements filed on or after January 1, 2010 for use by potential shareholders in the evaluation of the proposed exploration drilling and rework program of the Company within Texas and Oklahoma.

I certify that I am a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, Number 14481 and that I hold no equity position in the Company.

Purpose

The purpose of this report is to introduce North Texas Energy, Inc., its Strategic and Tactical Plan, its Management Team, and to outline the company’s progress toward those plan goals since incorporation in January 2011.

The Company

North Texas Energy, Inc. is an ‘Enhanced Oil Recovery’ company whose primary function is to increase the ultimate recovery of oil and gas from the wells it presently owns or will drill or will acquire in the future in order to maximize value to it’s stockholders.

Strategy

The company will use modern analytical tools and the experience of the management team for due diligence to differentiate between projects suitable to the application of proven enhanced oil recovery techniques and to monitor new drilling and recovery technology for successful proof of concept.

Exhibit 99.1 Page 1/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

Tactics

The company will acquire existing production projects, productive and non-productive leases, and new leases, will enter into joint ventures with other operators that will add reserves, necessary project acreage or improve the likelihood of a projects’ success.

Management Team

Mr. Kevin Jones - Chairman and CEO, 20 years engineering and scientific community
Mr. Sanah Marah - CFO, 12 years public and private financial and accounting
Mr. Richard John - Technical Consultant, 22 years exploration and production
Mr. Sam Sherrard - Chief Field Operations Consultant, 35 years oil & gas operation

Complete resumes of the management team are available upon request

Source of Data

Information and data for the analysis of this acreage are from electric logs, drillers’ logs, completion and production reports obtained from the Texas Railroad Commission (RRC), Oklahoma Corporation Commission (OCC), IHS Energy Corporation, Dwight’s database, The Texas and Oklahoma Well Log Libraries, the Osage Nation Well Records, the NRIS database, published reports, public well records of ongoing operations in the area and my private files.

Progress Toward the Company’s Goals 7 Months After Incorporation

Texas - Microbial Enhanced Oil Recovery

At the time of this report, acquisition of the Balch lease has just been completed and reworking is to begin shortly.

North Texas Energy, Inc. is presently negotiating agreements with operators and/or land owners to acquire new leases on the reservoir acreage adjacent to the M. W. Balch Lease, Milam County, Texas for the purpose of increasing reservoir pressure through the use of ‘Microbial Enhanced Oil Recovery,’ a proven tertiary process for the generation in the reservoir of bacterially created solvents, surfactants, alcohols, and carbon dioxide.

Exhibit 99.1 Page 2/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

North Texas Energy, Inc.
Balch Lease

Figure 1. Map of part of the Minerva-Rockdale Oilfield showing location of the M. W. Balch lease

The initial program will be to rework eleven existing shallow wells on the M. W. Balch Lease to gain access to part of the 5 million recoverable barrels projected by the Austral Oil And Gas Exploration Corporation to be under this and the immediately surrounding leases.  This report recounted data from a reserve report that apparently no longer exists, nor does the original data necessary to perform a new evaluation. The sand at approximately 1050 feet deep had produced approximately 40,000 barrels of oil by primary that has 32% porosity and 35 degree oil gravity. It contains 4.8% paraffin that causes wellbore plugging and the static level of oil in the wells is 300 feet below the surface.

Exhibit 99.1 Page 3/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

It will be necessary to replace the production or service equipment on each of these wells, but the tank battery and most of the flow lines should be serviceable with some maintenance.

In addition, the Balch lease and several contiguous leases that are presently subject to negotiations in progress lie in the shallow oil window of the Eagle Ford Shale Oil Trend.

North Texas Energy, Inc. is actively seeking leases and acreage to be leased in the oil trend of the Eagle Ford Shale as analysis indicates this to be the highest profit potential and lowest risk for new projects at this time

Eagle Ford Shale Oil Trend

Production from the Eagle Ford Shale until quite recently was not considered practical. The twin techniques of highly accurate horizontal drilling of multiple laterals from a single drill pad and the ability to isolate each of fifteen or more stages of hydraulic fracturing, allowing the reservoir to be effectively shattered to create pathways for the oil and gas to reach the well bore, have touched off an oil boom that threatens to put every able bodied Texan to work.

Much of what follows is quoted from the Railroad Commission filings of the major exploration companies or is in today’s industry news as one of the major trends in oil and gas.  Data presented in these filings indicate a very low risk of dry holes.

It has been projected that the Eagle Ford Shale Play has roughly the same amount of oil as Alaska, which is 5,000,000,000 barrels producible. Petrohawk drilled the discovery well of the Eagle Ford in 2008, it flowed 7.6 million cubic feet of gas per day from a 3,200-foot lateral at 11,141 feet total vertical depth.

Companies with familiar names, such as Chesapeake, Petrohawk, Anadarko, Apache, EOG, Lewis Petro, Geo Southern, Pioneer, SM Energy, Atlas and XTO are capitalizing on this trend of virtually ‘dry hole free’ exploration.

The Eagle Ford waltzes across Texas from the Mexican border north of Laredo up and into East Texas where it is the source rock for the prolific Spindletop Dome, the Austin Chalk and the Giant East Texas Field. It is roughly 50 miles wide and 400 miles long with an average thickness of 250 feet.

Exhibit 99.1 Page 4/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

What is the Eagle Ford Shale?

“The Eagle Ford Shale is a hydrocarbon producing formation of significant importance due to its capability of producing both gas and more oil than other traditional shale plays.  It contains a much higher carbonate shale percentage, up to 70% that makes it more brittle and ‘fracable’.

It is Cretaceous in age resting between the Austin Chalk and the Buda Lime at a depth of approximately 4,000 to 12,000 feet. The wells in the deeper part of the play deliver a dry gas, but moving northeastward updip, the wells produce more liquids.”

Exhibit 99.1 Page 5/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

EOG’s Map, Results & Comments

“The map is from EOG Resources and shows the extent of their holdings (yellow) in the oil window. The Eagle Ford is now being seen as a major shale oil play, as well as one holding trillions of cubic feet of natural gas. Now that natural gas prices are low it may be oil that keeps this boom going in the short term until natural gas prices rise. EOG has made the bold statement that the Eagle Ford shale could be the sixth largest oil discovery on U.S. soil.  That includes all the early discoveries like Pennsylvania, East Texas – Spindletop, Prudhoe Bay Alaska, California fields and the Permian Basin. This is the boldest statement yet and EOG Resources is backing it up with test results from several wells drilled over a six county area that stretches approximately 130 miles.”

“They have divided the Eagle Ford oil play into two zones, the East and the West. They estimate a higher return on investment after taxes in the East Eagle Ford, with a recovery rate of 3.8% of 359 million barrels plus 478 billion cubic feet of natural gas. In the West Eagle Ford shale they estimate a recovery factor of 2.6% or 331 million barrels of oil and 183 billion cubic feet of gas. The production fall off rate will be lower in the West section, meaning longer well life.”

Exhibit 99.1 Page 6/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

 “It was big news in March when the Haynesville shale of Texas and Louisiana surpassed the nearby Barnett, in Texas’ Dallas-Fort Worth area, as the most productive shale play. Less widely reported, until very recently, has been the feverish rate of drilling in their new neighbor to the south, the liquids-rich Eagle Ford. As operators begin to bring those wells online and move in even more rigs while low gas prices take their toll on Barnett and Haynesville activity, the Eagle Ford is emerging as a dark horse with potential to overtake those two plays in production volume.” World Oil Magazine June 2011

Projects Under Consideration for Acquisition – KANSAS

The Company has just entered into a ‘Purchase and Sale Agreement’ to purchase the 4951 acre Northrock Fault Prospect.

Exhibit 99.1 Page 7/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

Geology – Oklahoma Optioned Producing Leases

The leases lie within a prolific oil and gas-producing region of northeast Oklahoma (see Figure 5). The area lies in the central portion of the Cherokee Platform. Structurally, the area is bounded on the east by the Ozark uplift and on the west by the Nemaha Ridge. There is a general north-northeast regional strike and an average west-south-westerly dip of approximately one or two degrees.

The normal inclination of strata is interrupted in places to form gently plunging anticlines and numerous closed structures. In addition, fault belts made up of short, parallel, en echelon faults occur in portions of the area.

General Geology of the Cherokee Platform

The Cherokee Platform Province extends from southeastern Kansas and southwestern Missouri and covers most of northeastern Oklahoma. It consists of 37 counties; all boundaries of this province follow county boundaries. The province is 235 miles long (north-south) by 210 miles wide (east-west) and has an area of 26,500 square miles.

Petroleum exploration in the Cherokee Platform Province began in the 1860's with drilling in Bourbon and Cherokee Counties, Kansas. The first discovery was in 1873 in Allen County, Kansas (Iola field). Over 200,000 wells have been drilled in the province, and 431 fields larger than 1 MMBOE have been discovered.

Exhibit 99.1 Page 8/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

Discovered resources as of the end of 1990 have been over 5.3 BBO and 4.3 TCFG. Among the largest fields in the province are Burbank field (over 500 MMBO), in Kay and Osage Counties, Oklahoma; Cushing field (over 500 MMBO), in Creek and Payne Counties, Oklahoma; Glenpool field (over 300 MMBO), in Creek and Tulsa Counties, Oklahoma; Iola field (over 150 BCFG), in Allen County, Kansas; and Buffalo-Vilas field (over 120 BCFG), in Wilson and Woodson Counties, Kansas.

Project Geology – Optioned Property
(not exercised at time of report)

California Creek Field, Nowata County, Oklahoma

Proved/Developed/Producing Reserves 1,807,430 stock tank barrels

The California Creek Bartlesville Oil Sand Reservoirs are generally lenticular sand bodies bounded by shale and sandy shale. They are nearly always gas expansion drive with little or no apparent water drive.

The depositional environment of the California Creek Field is probably a channel mouth long shore beach bar overlain by prograding delta sand.

Exhibit 99.1 Page 9/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

This beach bar is a high permeability streak with maximums in the 1 Darcy range in the lower part of the reservoir from 1 foot up to 20 feet in a reservoir with maximum thickness up to 70 feet of oil & gas sand.

Early (1915) wells completed in this streak generally had good IP’s, but were plugged or abandoned as depleted in three years. The reservoir had a well-defined gas cap so the oil was fully gas saturated. Most wells that penetrated the gas cap were not cased off and so the oil would have boiled into this gas cap sand as the gas was vented to atmosphere rapidly depleting the drive mechanism. Probable primary recovery would have been approximately 7% in view of completion practices.

Wann Field, Nowata County, Oklahoma

Proved/Developed/Producing Reserves 225,130 stock tank barrels
Proved/Undeveloped/Non-Producing Reserves 164,300 stock tank barrels

The Bartlesville Oil Sand Reservoirs are lenticular sand bodies bounded by shale and sandy shale. They are nearly always gas expansion drive with no apparent water drive. However, in the case of the Wann Field the Bartlesville Oil Sand reservoir is part of a much larger water filled reservoir that is tilted down to the west with the oil being trapped updip by a permeability barrier that approximates the east boundary of the lease group.

This sand appears to be strongly water wet with the oil being in the pore space rather than adhering to the surface of the sand. Oil in this reservoir is easily movable, but it moves with the water. During active flooding 7,365,186 barrels of water were produced along with the 507,279 barrels of oil sold, a ratio of 14.5 water to 1 oil. The highest oil cut recorded just before active flooding was terminated was 12% with oil cuts becoming progressively lower as you move west and lower into the reservoir.

Reserve Potential of North Texas Energy, Inc.

The US Securities and Exchange Commission (the “SEC”) has adopted significant revisions to its oil and gas reporting requirements. The revisions are intended to provide shareholders with a more meaningful and comprehensive picture of the oil and gas reserves that a company holds. The revisions reflect current industry practices and technological changes in the oil and gas industry that expand upon simple formulae and that attempt to show the expected potential value that the company should achieve based on a reasonable set of circumstances.

The SEC definition of reserves now includes non-traditional and unconventional sources that are based upon reliable proven technologies.

Exhibit 99.1 Page 10/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

Table of Oil Reserves
Stock Tank Barrels (42 gal.)

	Proved	Proved
Owned	Developed	Un-Developed	Probable
Leases	Reserves	Reserves	Reserves

Balch	496,585
Northrock		882,000	1,102,500

	Proved	Proved
Contingent	Developed	Un-Developed	Probable
Leases	Reserves	Reserves	Reserves

California Ck	1,807,430
Wann Unit	225,130	164,300

Kunkendahl*	601,853 (subject to multiple contingency)

Summary & Conclusions

It is the opinion of the author, that the Company’s Plan, as described in this Report, has a reasonable opportunity of commercial success.

Qualifications and Site Inspection

Mr. Durkee is a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, number 14481.  He has initiated projects through geological and satellite studies, managed drilling and completion programs and operated oil and gas producing properties.   He has designed and operated gas pipelines, an LPG extraction plant and several waterfloods, MEOR and polymer floods throughout the Mid-continent region.

He is native to the city of Tulsa and has been the operator of wells in Texas and Oklahoma since 1972.

Exhibit 99.1 Page 11/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

Limitations and Risk

A copy of this report was given and reviewed by North Texas Energy, Inc. for comment on any factual errors; however, the analysis and conclusions contained herein are those of the author alone.

All parties reading this Report are advised of the inherent risks involved in drilling for oil and gas which are set out in detail in the Risk Section of the Prospectus.  The possibility exists that the rework and drilling programs set forth in this Report may not recover commercial quantities of hydrocarbons.  Oil and/or gas volumetrics presented in this Report are based on the best available data and published production histories.

Consent

John M. Durkee has consented to the inclusion of this Report in the Prospectus in the form and context in which it appears and has not withdrawn this consent before lodgment of the Prospectus with the U. S. Securities and Exchange Commission (SEC).

North Texas Energy, Inc. has reviewed this Report and has consented to the inclusion of the illustrations provided in Figures 1 through 6 inclusive, and to all statements attributed to North Texas Energy, Inc. by name in the form and context in which they appear, and has not withdrawn this consent before lodgment of this Prospectus with the U. S. Securities and Exchange Commission (SEC).

Exhibit 99.1 Page 12/13

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292	fax 918-742-0624

APENDIX ‘A’

INDIVIDUAL RESERVE REPORTS BY THIRD PARTY

ESTIMATORS OR AUDITORS

USED IN THE PREPARATION OF THE

NORTH TEXAS ENERGY, INC.

INDEPENDENT TECHNICAL REPORT

INDEX

1.	Northrock Fault ‘G’ Zone Reserve Estimate, Norton County, Kansas, Stephen E. Trenchard, PE

2.	California Creek and Wann Fields, Nowata County, Oklahoma, John M. Durkee, PE

3.	Minerva-Rockdale Prospect, Milam County, Texas, AUSTRALEXCO, Joseph R. Harris, Principal

Exhibit 99.1 Page 13/13